Exhibit 99.1

Adaptimmune announces New Research and Development Facility in Oxfordshire

‘Enterprise Zone’ Building will house Company’s expanding R&D operation

OXFORD, UK and PHILADELPHIA, Pa., October 6, 2015 — Adaptimmune Therapeutics plc (Nasdaq: ADAP), (“Adaptimmune” or the “Company”), a clinical stage biopharmaceutical company focused on the use of T-cell therapy to treat cancer, today announced plans to expand its research and development operation into a major new purpose-built facility at Milton Park, Oxfordshire.

Construction of Adaptimmune’s 67,000 square foot ‘Enterprise Zone’ building is already under way following a traditional groundbreaking ceremony. The flagship facility will provide laboratory space with associated offices, meeting rooms and a café area to accommodate a team of around 200 highly-skilled research and development specialists.

The new building is designed to support the Company’s continuing growth of its research and development operation and is scheduled for delivery in late 2016.

Adaptimmune has signed a 25-year agreement with break options to lease the building from developer MEPC, which owns Milton Park, one of Europe’s largest business parks and home to over 7,500 employees and 250 organizations.

“We are delighted to be working closely with MEPC on this exciting new building, which will provide best-in-class laboratories to support the expansion of our R&D team and enable continuing progress with our research programs,” said James Noble, Chief Executive Officer of Adaptimmune.

“We started up Adaptimmune as three people on Milton Park in 2008 to research into engineered T-cell receptors to fight cancer, and we now have over 150 staff from across the world working out of our U.K. and U.S. facilities. They are contributing substantial scientific, development and corporate expertise to progress our preclinical and clinical programs and accelerate the development of our internal pipeline. All share a common aim of wanting to bring breakthrough treatments to cancer patients.”

Following its foundation in the U.K., Adaptimmune launched its U.S operation in 2011 after a longstanding research collaboration with the University of Pennsylvania. The Company has rapidly expanded its clinical programs and is currently running five Phase I/II trials in multiple cancers across the U.S. targeting the NY-ESO-1 cancer antigen in both solid and hematologic cancers with promising early results. Adaptimmune also has an IND open with its second therapeutic candidate, MAGE-A10, and a third candidate in planning for IND submission in 2016.

In May 2015, the Company achieved a successful IPO on NASDAQ, generating net proceeds in excess of $176 million, and is advancing a pipeline of therapeutic candidates based on its proprietary T-cell engineering platform.

“This is great news for both Adaptimmune and the continuing development of Oxfordshire’s thriving biotech industry and economy,” said James Dipple, Chief Executive Officer, MEPC Milton Park.

“Adaptimmune was established at Milton Park in 2008 in a small laboratory, and we have watched this pioneering company expand into a globally recognized business. We are delighted that we are able to accommodate their growth plans by building a bespoke, state of the art new building.”

Nicholas Hare is the architect for the new building, which is part of the Park Drive Central scheme at Milton Park.

Images

Images are available from Margaret Henry, Adaptimmune (margaret.henry@adaptimmune.com)

1.              CGI of the new Adaptimmune building (illustrative only)

2.              Photo: Breaking ground for Adaptimmune’s new R&D building, Oxfordshire.

L-R: Adrian Rawcliffe (CFO, Adaptimmune) - Philip Campbell (Commercial Director, MEPC) - Dr Helen Tayton-Martin (COO, Adaptimmune) - James Dipple (CEO, MEPC) - James Noble (CEO, Adaptimmune) and Paul Pavia (Head of Development, MEPC).

About Adaptimmune

Adaptimmune is a clinical stage biopharmaceutical company focused on novel cancer immunotherapy products based on its T-cell receptor platform. Established in 2008, the Company aims to utilize the body’s own machinery -  the T-cell - to target and destroy cancer cells by using engineered, increased affinity T-cell receptors (TCRs) as a means of strengthening natural patient T-cell responses. Adaptimmune’s lead program is an affinity enhanced TCR therapeutic targeting the NY-ESO cancer antigen. Its NY-ESO TCR therapeutic candidate has demonstrated signs of efficacy and tolerability in Phase 1/2 trials in solid tumors and in hematologic cancer types. As of June 30, 2015, 85 patients had been treated with Adaptimmune’s NY-ESO TCR therapeutic: 47 under Adaptimmune’s IND, and 38 under a National Cancer Institute IND. In June 2014, Adaptimmune announced that it had entered into a strategic collaboration and licensing agreement with GlaxoSmithKline for the development and commercialization of the NY-ESO TCR program. The Company currently has over 150 employees. For more information: http://www.adaptimmune.com

About Milton Park

Milton Park is home to 7,500 people and 250 organizations. As one of Europe’s largest business parks, Milton Park accommodates all types of business, from manufacturing and medical services to mobile technology. MEPC is the manager and developer of Milton Park.

About MEPC Limited

MEPC provides, creates and develops the right buildings and working environments for modern organisations, helping companies grow, succeed and belong to vibrant business communities. By investing in long term relationship with customers, MEPC understands the ever changing needs of business and delivers property solutions that are fit for purpose.

The business estates managed by MEPC accommodate over 350 organizations and circa 10,000 people working in manufacturing, professional services, and leading edge science and technology.  The on-site teams consistently exceed expectations through their professionalism, dedication and approachability. Investors benefit from this unique approach to working with occupiers which produces consistent class leading returns. For more information: www.miltonpark.co.uk

Forward-Looking Statements

This press release contains “forward-looking statements,” as that term is defined under the Private Securities Litigation Reform Act of 1995 (PSLRA), which statements may be identified by words such as “believe,” “may”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and other words of similar meaning.  These forward-looking statements involve certain risks and uncertainties. Such risks and uncertainties could cause our actual results to differ materially from those indicated by such forward-looking statements, and include, without limitation: the success, cost and timing of our product development activities and clinical trials; our ability to submit an IND and successfully advance our technology platform to improve the safety and effectiveness of our existing TCR therapeutic candidates; the rate and degree of market acceptance of T-cell therapy generally and of our TCR therapeutic candidates; government regulation and approval, including, but not limited to, the expected regulatory approval timelines for TCR therapeutic candidates; and our ability to protect our proprietary technology and enforce our intellectual property rights; amongst others. For a further description of the risks and uncertainties that could cause our actual results to differ materially from those expressed in these forward-looking statements, as well as risks relating to our business in general, we refer you to our final Prospectus filed with the Securities and Exchange Commission on May 7, 2015. We urge you to consider these factors carefully in evaluating the forward-looking statements herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. The forward-looking statements contained in this press release speak only as of the date the statements were made and we do not undertake any obligation to update such forward-looking statements to reflect subsequent events or circumstances.  We intend that all forward-looking statements be subject to the safe-harbor provisions of the PSLRA.

Adaptimmune Contacts

Will Roberts

Vice President, Investor Relations

T:  (215) 966-6264

E: will.roberts@adaptimmune.com

Margaret Henry

Head of PR

T: +44 (0)1235 430036

Mob: +44 (0)7710 304249

E: margaret.henry@adaptimmune.com